Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Overview

Meten Holding Group Ltd. (the “Company”, “we”, “our” and “us”) is an exempted company incorporated in the Cayman Islands and operates its business through its subsidiaries and consolidated variable interest entities (including the subsidiaries of the consolidated variable interest entities in China, collectively the “VIEs”) domiciled in the People’s Republic of China (the “PRC” or “China”). The VIEs include Shenzhen Meten International Education Co., Ltd. (“Shenzhen Meten”) and Shenzhen Likeshuo Education Co., Ltd. (“Shenzhen Likeshuo”) and their respective subsidiaries. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain businesses. As a result, certain of our subsidiaries incorporated in the PRC have entered into a series of contractual arrangements with the VIEs in which we are considered the primarily beneficiary of the VIEs for accounting purposes and we consolidate the operating results of the VIEs in the financial statements under United States generally accepted accounting principles (“U.S. GAAP”).

Through the subsidiaries and the VIEs, we are a general English language training (“ELT”) service provider in China. We are committed to improving the overall English competence and practical English language skills of the general Chinese population. The subsidiaries and the VIEs offer a comprehensive ELT service portfolio comprising general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services to students from a wide range of age groups.

The subsidiaries and the VIEs have established a highly scalable offline-online business model with a nationwide offline network of both self-operated learning centers and franchised learning centers. As of June 30, 2022, the subsidiaries and the VIEs had established a nationwide offline learning center network of 19 self-operated learning centers covering 9 cities in 4 provinces, autonomous regions and municipalities in China, and 1 franchised learning center across 1 city in 1 province and municipality in China as of June 30, 2022. As of June 30, 2022, we had approximately 2.07 million registered users on our “Likeshuo” platform and cumulatively over 480,000 paying users, who purchased online ELT courses or trial lessons. As of the same date, the cumulative number of student enrollments in online ELT courses since 2014 was approximately 220,000 and the subsidiaries and the VIEs delivered over 5.7 million accumulated course hours to students online.

Since the beginning of 2022, we have expanded into the cryptocurrency mining business. As of June 30, 2022 and the date of this report, the subsidiaries deployed 1,482 model S19j Pro miners manufactured by Bitmain Technologies Ltd. (“Bitmain”), with a total power capacity of approximately 150PH/s, for the mining of bitcoins. Currently, all of the subsidiaries’ mining machines are located at mining farms operated by a single third-party company in Pennsylvania and Tennessee in the U.S. Additionally, we have purchased 600 model S19 XP miners from Bitmain, with an aggregate computing power of approximately 100PH/s, which are expected to be delivered in the second half of 2022. We have generated revenue from our digital asset mining operations since 2022, and for the six months ended June 30, 2022, we generated revenue in the amount of $1.63 million from digital asset mining activities, or 5% of our total revenue for the period. We expect revenue from digital asset operations to continue representing a material portion of our total revenue for the fiscal year ending December 31, 2022.

Operating Results

Major Factors Affecting Our Results of Operations

Through the subsidiaries and the VIEs, we operate in China’s ELT market, and our results of operations and financial condition are significantly affected by the general factors driving this market. China’s rapid economic growth over the past two decades and the increasing per capita disposable income have led to both increased spending on English language education services and intensified competition for high-quality education resources.

The subsidiaries and the VIEs have benefited from a number of factors, including, but not limited to, China’s rising birth rate, which largely results from the rising population in large urban centers, increases in average household income, increasing number of high-income families, limited penetration of ELT services across China, and the continued focus on study-abroad opportunities by parents.

At the same time, our results are subject to changes in the regulatory regime governing the education industry in China. The PRC government regulates various aspects of the business and operations of the subsidiaries and the VIEs, including the qualification and licensing requirements for entities that provide education services, standards for operating facilities and limitations on foreign investments in the education industry. In addition, the PRC laws and regulations on private education and training services and related regulatory practices are constantly evolving, involve substantial uncertainties, and their implementation differs from region to region.

While the business of the subsidiaries and the VIEs is influenced by factors affecting the offline and online ELT market in China generally, we believe our results of operations are more directly affected by company-specific factors, including the major factors highlighted below.

Student Enrollment

Our revenue primarily consists of course and service fees from students enrolled in offline ELT and online ELT services, which is directly driven by the number of student enrollments, which represents the number of actual new sales contracts entered into with students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time. The total student enrollment of the subsidiaries and the VIEs decreased by 40.5% from 36,406 in the six months ended June 30, 2021 to 21,670 in the six months ended June 30, 2022 due to the resurgence of the COVID-19 pandemic in China. Growth in student enrollment is dependent on the ability of the subsidiaries and the VIEs to retain current students and to recruit new students.

The ability of the subsidiaries and the VIEs to retain existing students is largely dependent on the variety and quality of course offerings, the quality of teachers and students’ overall satisfaction with the education services the subsidiaries and the VIEs offer. A substantial number of the students are enrolled in the courses provided by the subsidiaries and the VIEs through word-of-mouth referrals. Consequently, the ability of the subsidiaries and the VIEs to recruit new students also depends on our reputation and brand recognition, which are affected by our branding activities and other selling and marketing efforts. Our reputation and brand recognition are primarily driven by the satisfaction of the students of the subsidiaries and the VIEs and the high quality of the teaching staff of the subsidiaries and the VIEs. The subsidiaries and the VIEs have expanded their service offerings to a full spectrum of offline and online ELT services, including general adult ELT and overseas training services to students of a wide range of age groups since the inception of their first self-operated learning center.

Number and Maturity of Learning Centers

Our revenue growth is mainly driven by the number of self-operated and franchised learning centers, which directly affects the overall student enrollment of the subsidiaries and the VIEs, as well as the maturity of the existing learning centers. The ability to increase the number of self-operated and franchised learning centers depends on a variety of factors, including, but not limited to, identifying suitable locations and partners, hiring high-caliber teaching staff and other necessary personnel for the new learning centers, and other investment in implementing our centralized management across offline learning center network. As of June 30, 2022, the subsidiaries and the VIEs had 19 self-operated learning centers covering nine cities in four provinces, autonomous regions and municipalities in China, and one franchised learning center in China. The subsidiaries and the VIEs have adopted a prudent approach to seek and evaluate qualified franchisees and implemented centralized management across all the self-operated and franchised learning centers in various stages. In addition, the maturity of the learning centers affects revenue growth and profitability. Newly established learning centers normally start contributing to our revenue growth and profitability after an initial ramp-up period, which typically lasts between one to two years. However, due to the impact of the COVID-19 pandemic in China, the number of self-operated learning centers decreased from 92 as of June 30, 2021 to 19 as of June 30, 2022.

Pricing

Our revenue is directly affected by the pricing of courses and the type of services offered by the subsidiaries and the VIEs. The subsidiaries and the VIEs typically charge students course and service fees based on the total number of course hours, the class sizes and the types of courses the student enrolls in, or the types of services they provide to such student. When the subsidiaries and the VIEs set fee rates for their courses and services, they also consider the general economic condition in and the income level of the residents of the relevant locations of learning centers, the local demand for services and the competitors’ fee rates for similar service offerings.

The subsidiaries and the VIEs implement effective centralized management systems at the franchised learning center and require it to adhere to standardized pricing and refund policies the subsidiaries and the VIEs apply at their self-operated learning centers in order to maintain stable student retention rates and efficient operations at the franchised learning center. The subsidiaries and the VIEs may adjust the course and service fees for new contracts when the subsidiaries and the VIEs have upgraded our existing courses or developed new courses and services. The course and service fee levels of the learning centers remained relatively stable for the six months ended June 30, 2021 and 2022. In the long run, the subsidiaries and the VIEs seek to gradually increase course and service fee levels without compromising student enrollment.

Cost Control and Operating Efficiency

Our profitability depends significantly on the ability to improve operating efficiency through effective cost control. Our cost of revenue consists primarily of teaching staff costs and property expenses for self-operated learning centers. Teaching staff costs depend on the number of teachers employed by the subsidiaries and the VIEs and their levels of compensation. The subsidiaries and the VIEs offer attractive compensation to teachers to attract and retain the best teaching talent. The number of the full-time teachers of the subsidiaries and the VIEs, study advisors and teaching service staff decreased from 1,544 as of June 30, 2021 to 594 as of June 30, 2022.

Our expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. Historically, we have incurred significant sales and marketing expenses primarily because the subsidiaries and the VIEs utilize a variety of sales and marketing approaches to increase student enrollment and strengthen brand recognition, including, but not limited to, various offline sales activities.

Upgrade and Diversification of Course and Service Offerings

The diversification of course and service offerings has had a positive impact on our revenue growth and we believe it will continue to positively impact our growth going forward. However, it may have a negative impact on our revenue recognition and results of operations during the transition period as the subsidiaries and the VIEs gradually roll out new courses and services across the nationwide learning center network. The subsidiaries and the VIEs currently have a wide spectrum of offline and online ELT course offerings. The subsidiaries and the VIEs’ extensive portfolio of services allows them to extend service to a wider group of customers and conduct cross-selling between offline and online ELT businesses, improve student stickiness to realize synergies across these business lines and thereby, maximize student lifetime value. For example, historically, the subsidiaries and the VIEs have witnessed significant growth in online ELT business since the launch of the “Likeshuo” platform in 2014. The synergy created by such offline-online business model effectively helped the subsidiaries and the VIEs to increase customer conversion rate at reasonable costs. The subsidiaries and the VIEs expect to achieve ramp-up and expansion of online ELT business in an economical and effective manner with the support from the extensive offline learning center network.

In addition, in early 2018, driven by the increasing English learning demand from younger aged students, the subsidiaries and the VIEs decided to further expand their business segments to include junior ELT in selected regions where they have extensive network coverage and brand recognition. In line with this strategy, we acquired ABC Education Group in June 2018. As part of the integration, it went through management restructuring and upgrade of its management system that led to increased administrative expenses. The subsidiaries and the VIEs also introduced the new “Explore Curriculum” for our general adult ELT beginning in 2018, the implementation of which was completed in May 2019 at all of the learning centers in the PRC. While we believe such new curriculum will have a positive long-term impact on improving students’ comprehensive and practical English language abilities, the implementation of the new curriculum across the nationwide network of self-operated learning centers nevertheless adversely affected the course hours delivered and segment revenue recognized during the transition period.

Impact of the COVID-19 Pandemic

Our results of operations and financial conditions for the six months ended June 30, 2021 and 2022 were affected by the COVID-19 pandemic, and may continue to be affected by the COVID-19 pandemic in the rest of 2022 and potentially beyond. In order to effectively reduce the impact of the COVID-19 pandemic on our business, we significantly reduced the number of offline learning centers in order to improve the utilization of our resources and prepare for the strategic transformation of our business. As a result of this strategic move, the number of offline learning centers decreased from 34 as of December 31, 2021 to 20 as of June 30, 2022. We believe that the offline learning centers’ operation performance and profitability will be significantly improved once the restrictive measures related to the COVID-19 pandemic have been lifted.

Due to the COVID-19 pandemic, we had recognized an aggregate RMB237.8 million (US$35.5 million) in revenue in the six months ended June 30, 2022, a 42.2% decrease compared to RMB411.3 million in the six months ended June 30, 2021. As of June 30, 2022, we had RMB26.5 million (US$3.9 million) in cash and cash equivalents. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. We will pay close attention to the ongoing development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact.

Cryptocurrency Business

Since the beginning of 2022, we have expanded into the cryptocurrency mining business. Our efforts and success in developing such business may depend on the general development of the blockchain and cryptocurrency business, the market value of digital assets and the volume of digital assets received from our mining efforts, the costs of mining machines and electricity associated with our mining activities, and other factors that might be beyond our control. We have generated revenue from our digital asset mining operations since 2022, and for the six months ended June 30, 2022, we generated revenue in the amount of $1.63 million from digital asset mining activities, or 5% of our total revenue for the period.

Key Components of Results of Operations

Revenues

For the six months ended June 30, 2021 and 2022, the subsidiaries and the VIEs primarily offered general adult ELT, overseas training services, online ELT, junior ELT and other English language-related services. The table below sets forth a breakdown of our revenue for the periods indicated:

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%

General adult ELT	146,272	35.6	14,942	2,231	6.3
Overseas training services	76,916	18.7	44,205	6,600	18.6
Online ELT	132,167	32.1	130,108	19,425	54.7
Junior ELT	48,334	11.8	35,474	5,296	14.9
Other English language-related services	7,630	1.8	2,175	325	0.9
Digital asset mining	-	-	10,920	1,630	4.6
Total	411,319	100.0	237,824	35,507	100.0

Revenue generated from general adult ELT was RMB146.3 million and RMB14.9 million (US$2.2 million), representing 35.6% and 6.3% of our total revenue for the six months ended June 30, 2021 and 2022, respectively. Revenue generated from overseas training services was RMB76.9 million and RMB44.2 million (US$6.6 million), representing 18.7% and 18.6% of our total revenue for the six months ended June 30, 2021 and 2022, respectively. Revenue generated from junior ELT was RMB48.3 million and RMB35.5 million (US$5.3 million), representing 11.8% and 14.9% of our total revenue for the six months ended June 30, 2021 and 2022, respectively. With respect to general adult ELT, overseas training services and junior ELT, the subsidiaries and the VIEs generally collect course/service fees upfront from students or in installments. We have refund policies in place for these businesses, and will refund the relevant course/service fees partially or fully depending on when the request is made by the students in the applicable refund period. For general adult ELT, overseas training services and junior ELT, the subsidiaries and the VIEs record the course/service fees initially as financial liabilities from contracts with customers, and then as deferred revenue depending on whether the course/service fees under the relevant contracts are refundable.

Revenue generated from online ELT was RMB132.2 million and RMB130.1 million (US$19.4 million), representing 32.1% and 54.7% of our total revenue for the six months ended June 30, 2021 and 2022, respectively. Students of online ELT services purchase prepaid study cards to enroll in the courses. The subsidiaries and the VIEs typically allow a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with delivering such courses/services online if a student requests a refund during the contract period. The subsidiaries and the VIEs record the proceeds collected from online ELT initially as financial liabilities from contracts with customers, and revenue is generally recognized proportionately as the course hours are delivered. For further details of the revenue recognition policies, please see “—Critical Accounting Policies—Revenue Recognition.”

Revenue generated from digital asset mining was nil and RMB10.9 million (US$1.63 million), representing 0% and 4.6% of our total revenue for the six months ended June 30, 2021 and 2022, respectively. Since the beginning of 2022, through our Cayman Islands holding company, we have expanded into the cryptocurrency mining business. As of the date of this report, we have deployed 1,482 model S19j Pro miners manufactured by Bitmain Technologies Ltd. (“Bitmain”), with a total power capacity of approximately 150PH/s, for the mining of bitcoins.

We generate other revenue primarily from the franchised learning centers under the “Meten” brand through which franchise partners are authorized to use our brand and are required to adopt the subsidiaries’ and the VIEs’ centralized management system. The subsidiaries and the VIEs receive an initial or renewal franchise fee when they enter into or renew a franchise agreement, and a one-time design consulting fee. During the term of the franchise, the subsidiaries and the VIEs charge each franchised learning center a recurring franchise fee based on an agreed percentage of its collected course and service fees and related individual course materials fees. Our other revenue also includes revenue generated from the self-developed “Shuangge English” App, which applies the cutting-edge voice evaluation technology to improve students’ listening, speaking and reading abilities.

Cost of Revenue

Our cost of revenue consists primarily of (i) staff costs, including teaching staff costs and, to a lesser extent, costs relating to research and curriculum development team; (ii) property expenses, including rental, utilities and maintenance expenses of learning centers; (iii) depreciation and amortization, which represents the depreciation of real properties and equipment, amortization of operating lease right-of-use assets and amortization of our training services related intangible assets; and (iv) others, which primarily include consulting fees, foreign teacher-related administrative expenses and teaching materials costs. Our cost of revenues accounted for 66.7% and 57.4% of our revenues for the six months ended June 30, 2021 and 2022, respectively. The following table sets forth the components of cost of revenues both in absolute amount and as a percentage of our total cost of revenues for the periods indicated.

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%

Staff costs	171,872	62.6	83,444	12,458	61.1
Property expenses	72,363	26.4	30,656	4,577	22.5
Depreciation and amortization	13,989	5.1	6,318	943	4.6
Others	16,133	5.9	16,049	2,396	11.8
Total	274,357	100.0	136,467	20,374	100.0

The following tables set forth a breakdown of our cost of revenues by major business segment for the periods indicated.

General adult ELT

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%

Staff costs	56,442	60.4	7,897	1,179	75.3
Property expenses, depreciation and amortization	34,007	36.4	1,992	297	19.0
Others	2,940	3.2	592	88	5.7
Total	93,389	100.0	10,481	1,564	100.0

Overseas training services

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	3,344	41.8	14,340	2,141	66.6
Property expenses, depreciation and amortization	3,978	49.7	5,891	880	27.4
Others	682	8.5	1,287	192	6.0
Total	8,004	100.0	21,518	3,213	100.0

Online ELT

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	67,575	98.6	68,255	10,190	99.0
Property expenses, depreciation and amortization	275	0.4	573	86	0.8
Others	663	1.0	140	21	0.2
Total	68,513	100.0	68,968	10,297	100.0

Junior ELT

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	3,621	44.9	7,421	1,108	36.4
Property expenses, depreciation and amortization	3,946	48.9	3,999	597	19.6
Others	506	6.2	8,981	1,341	44.0
Total	8,073	100.0	20,401	3,046	100.0

Digital asset mining

Our cost of digital asset mining primarily consists of depreciation of machinery and equipment and electric charges related to digital asset mining. The cost of digital asset mining was nil and RMB12.4 million (US$1.85 million) for the six months ended June 30, 2021 and 2022, respectively.

Gross Profit and Gross Profit Margin

The following table sets forth our gross profit and gross profit margin by major business segment for the periods indicated.

	For the Six Months Ended June 30,
	2021		2022
	Gross Profit	Gross Profit Margin	Gross Profit		Gross Profit Margin
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General adult ELT	52,883	36.2	4,461	666	29.9
Overseas training services	25,234	32.8	22,687	3,387	51.3
Online ELT	63,654	48.2	61,140	9,128	47.0
Junior ELT	(3,791)	(7.8)	15,073	2,250	42.5
Digital asset mining			(1,468)	(219)	(13.4)
Total	137,980	34.2	103,361	15,212	46.0

Operating Expenses

The operating expenses consist of selling and marketing expenses, general and administrative expenses, as well as research and development expenses. The table below sets forth the operating expenses, both in absolute amount and as a percentage of our total operating expenses for the periods indicated.

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses	147,543	49.2	51,801	7,734	42.8
General and administrative expenses	144,511	48.2	63,803	9,526	52.8
Research and development expenses	7,526	2.6	5,339	797	4.4
Total	299,580	100.0	120,943	18,057	100.0

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of (i) salaries and benefits of sales and marketing personnel, which amounted to RMB83.1 million and RMB36.0 million (US$5.4 million) for the six months ended June 30, 2021 and 2022, respectively; and (ii) marketing expenses, which amounted to RMB53.3 million and RMB12.6 million (US$1.9 million) for the six months ended June 30, 2021 and 2022, respectively. The marketing expenses primarily consist of promotional activity expenses, including rental cost and personnel expenses for offline sales points, online marketing expenses, media advertisement expenses and other marketing expenses; (iii) promotional expenses relating to the recruitment of prospective student; (iv) tele-marketing expenses; (v) consulting service fees for sales and marketing purposes; and (vi) others, which primarily consist of the transaction fees withheld by certain third-party financial institutions in relation to the installment payment arrangement the subsidiaries and the VIEs help set up between some students and such financial institutions to facilitate the payments of the course/service fees by such students, which are recorded as sales and marketing expenses.

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) salaries and benefits of administrative personnel; (ii) depreciation and amortization of the properties and facilities used for administrative purposes; and (iii) operating office expenses. We expect that the general and administrative expenses will decrease in absolute amounts in the foreseeable future as we streamline offline learning centers.

Research and Development Expenses

The research and development expenses are primarily expenses incurred in relation to the development of products, course content and IT systems. We expect to continue to invest in research and development activities, as we believe continuous development of products and services to improve teaching outcome and enhance students’ learning experience is crucial to our success.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of total net revenue, for the period indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report on Form 6-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenues	411,319	100.0	237,824	35,506	100.0
Cost of revenues	(274,357)	(66.7)	(136,467)	(20,374)	(57.4)
Gross profit	136,962	33.3	101,357	15,132	42.6
Operating expenses:
Selling and marketing expenses	(147,543)	(35.9)	(51,801)	(7,734)	(21.8)
General and administrative expenses	(144,511)	(35.1)	(63,803)	(9,526)	(26.8)
Research and development expenses	(7,526)	(1.8)	(5,339)	(797)	(2.2)
Loss from operations	(162,618)	(39.5)	(19,618)	(2,925)	(8.2)
Interest income	173	—	109	16	—
Interest expenses	(3,475)	(0.8)	(14)	(2)	—
Foreign exchange gain/(loss), net	(1,054)	(0.3)	4,455	665	1.9
Losses on disposal and closure of subsidiaries and branches	(5,495)	(1.3)	(9,653)	(1,441)	(4.1)
Government grants	6,369	1.5	2,177	325	0.9
Equity in income on equity method investments	1,449	0.4	2,984	445	1.3
Others, net	(1,735)	(0.4)	17,372	2,594	7.3
Loss before income tax	(166,386)	(40.5)	(2,156)	(323)	(0.9)
Income tax (expense)/benefit	(3,267)	(0.8)	185	28	0.1
Net loss	(169,653)	(41.2)	(1,971)	(295)	(0.8)

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenues

Our total revenue decreased by 42.2% from RMB411.3 million in the six months ended June 30, 2021 to RMB237.8 million (US$35.5 million) in the six months ended June 30, 2022, primarily as a result of the resurgence of the COVID-19 pandemic and a decrease in the number of offline learning centers.

 For general adult ELT, revenue decreased from RMB146.3 million in the six months ended June 30, 2021 to RMB14.9 million (US$2.2 million) in the six months ended June 30, 2022, for overseas training services, revenue decreased from RMB76.9 million in the six months ended June 30, 2021 to RMB44.2 million (US$6.6 million) in the six months ended June 30, 2022, and for junior ELT, revenue decreased from RMB48.3 million in the six months ended June 30, 2021 to RMB35.5 million (US$5.3 million) in the six months ended June 30, 2022. This decrease in revenue was primarily due to the resurgence of the COVID-19 pandemic and the closure of offline learning centers.

For online ELT, revenue decreased from RMB132.2 million in the six months ended June 30, 2021 to RMB130.1 million (US$19.4 million) in the six months ended June 30, 2022. This decrease in revenue was largely driven by the reduced spending on online marketing.

Revenue generated from digital asset mining was nil and RMB10.9 million (US$1.63 million) in the six months ended June 30, 2021 and 2022, respectively. Since the beginning of 2022, through our Cayman Islands holding company, we have expanded into the cryptocurrency mining business. As of the date of this report, we have deployed 1,482 model S19j Pro miners manufactured by Bitmain, with a total power capacity of approximately 150PH/s, for the mining of bitcoins.

Cost of Revenues

Our total cost of revenues decreased by 50.3% from RMB274.4 million in the six months ended June 30, 2021 to RMB136.5 million (US$20.4 million) in the six months ended June 30, 2022. This was predominantly due to efforts to optimize costs and a decrease in the number of offline learning centers.

Gross Profit and Gross Profit Margin

As a result of the foregoing, our gross profit decreased by 26.0%, from RMB137.0 million in the six months ended June 30, 2021 to RMB101.3 million (US$15.1 million) in the six months ended June 30, 2022. Our gross profit margin increased from 33.3% in the six months ended June 30, 2021 to 42.6% in the six months ended June 30, 2022.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 64.9% from RMB147.5 million in the six months ended June 30, 2021 to RMB51.8 million (US$7.7 million) in the six months ended June 30, 2022, primarily as a result of the decrease in the number of offline sales points.

General and Administrative Expenses

Our general and administrative expenses decreased by 55.8% from RMB144.5 million in the six months ended June 30, 2021 to RMB63.8 million (US$9.5 million) in the six months ended June 30, 2022. This decrease was primarily due to the decrease in the number of offline learning centers.

Research and Development Expenses

Our research and development expenses decreased by 29.1% from RMB7.5 million in the six months ended June 30, 2021 to RMB5.3 million (US$0.8 million) in the six months ended June 30, 2022.

Interest Income

Our interest income decreased by 37% from RMB173,000 in the six months ended June 30, 2021 to RMB109,000 (US$16,000 ) in the six months ended June 30, 2022, mainly due to a decrease of interest income from cash deposit.

Interest Expenses

Our interest expenses decreased by 99.6% from RMB3.5 million in the six months ended June 30, 2021 to RMB14,000 (US$2,000) in the six months ended June 30, 2022. This decrease was primarily due to the repayments of bank loans.

Foreign Exchange Gain/(Loss), net

We had a net total of RMB1.1 million foreign exchange loss in the six months ended June 30, 2021, as compared to a net total of RMB4.5 million (US$0.7 million) foreign exchange gain in the six months ended June 30, 2022.

Losses on disposal and closure of subsidiaries and branches

Our losses on disposal and closure of subsidiaries and branches increased from RMB5.5 million in the six months ended June 30, 2021 to RMB9.7 million (US$1.4 million) in the six months ended June 30, 2022.

Government Grants

We had a total of RMB6.4 million government grants in the six months ended June 30, 2021, as compared to RMB2.2 million (US$0.3 million) in the six months ended June 30, 2022. Such government grants were non-recurring in nature and could fluctuate.

Equity in Income on Equity Method Investments

Our gain on equity method investments was RMB1.4 million in the six months ended June 30, 2021, and gain on equity method investments RMB3.0 million (US$0.4 million) in the six months ended June 30, 2022. This increase was mainly due to the improved performance of our associate companies.

Others, Net

Our net income from others increased from a loss of RMB1.7 million in the six months ended June 30, 2021 to a gain of RMB17.4 million (US$2.6 million) in the six months ended June 30, 2022. The increase was driven by gains on the disposal of properties.

Loss Before Income Tax

As a result of the foregoing, we had a loss before income tax of RMB166.4 million in the six months ended June 30, 2021, as compared to a loss before income tax of RMB2.2 million (US$0.3 million) in the six months ended June 30, 2022.

Income Tax Expense/Benefit

We had income tax expense of RMB3.3 million in the six months ended June 30, 2021, as compared to income tax benefit of RMB185,000 (US$28,000) in the six months ended June 30, 2022.

Net Loss

As a result of the foregoing, we had net loss of RMB169.7 million in the six months ended June 30, 2021, as compared to a net loss of RMB2.0 million (US$0.3 million) in the six months ended June 30, 2022.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income and adjusted EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by its management to evaluate its operating performance. We also believe that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of its peer companies.

Adjusted net income and adjusted EBITDA should not be considered in isolation or construed as alternatives to net income/(loss) or any other measure of performance or as indicators of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted net income and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net income represents net income/(loss) before share-based compensation and offering expenses. The table below sets forth a reconciliation of our adjusted net income for the periods indicated:

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands, except for percentages)
Net loss	(169,653)	(1,971)	(294)
Add:
Share-based compensation expenses	38,358	5,099	761
Warrant financing	2,404	-
Adjusted net (loss)/income	(128,891)	3,128	467

In addition, adjusted EBITDA represents the net income/(loss) before interest expenses, income tax expenses, depreciation and amortization, and excluding share-based compensation expenses and offering expenses. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands, except for percentages)
Net loss	(169,653)	(1,971)	(294)
Subtract:
Net interest income/(loss)	(3,302)	95	14
Add:
Income tax expense/(benefit)	3,267	(185)	(28)
Depreciation and amortization	21,061	16,681	2,490
EBITDA	(142,023)	14,430	2,154
Add:
Share-based compensation expenses	38,358	5,099	761
Warrant financing	2,404
Adjusted EBITDA	(101,261)	19,529	2,915

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, companies formed in the British Virgin Islands are not subject to tax on income or capital gains.

Delaware

The Delaware corporate tax rate is 8.7%. This tax rate applies to limited liability companies that elect to be treated as corporations and report net taxable income. Our subsidiary, Meten Block Chain LLC was formed in Delaware and elects to be treated as corporation.

Hong Kong

Our two wholly-owned subsidiaries in Hong Kong, Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited, are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements as Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited had no assessable income for the six months ended June 30, 2021 and 2022.

PRC

Our subsidiaries and affiliated entities in China are companies incorporated under the PRC laws and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6%, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. In addition, most of our subsidiaries in China that participate in the non-diploma education service industry choose the simplified method of taxation where the VAT collection rate is 3%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries, Zhuhai Meizhilian Education Technology Co., Ltd. (“Zhuhai Meten”) and Zhuhai Likeshuo Education Technology Co., Ltd. (“Zhuhai Likeshuo”). The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the Measures for Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Treaties, or SAT Circular 35, which became effective in January 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, file the necessary forms when performing tax filings, and shall concurrently collect and retain the relevant documents for inspection according to relevant regulations, and accept tax authorities’ post-filing administration. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends it receives from Zhuhai Meten and Zhuhai Likeshuo, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenue and expenses. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of relevant current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included herein.

Revenue Recognition

We adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of ASC 606, we follow five steps for its revenue recognition: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The primary sources of our revenues are as follows:

General adult ELT and overseas training services

Course and service fees for general adult ELT are generally collected in advance as a package for: (i) course fee of main general adult English courses; (ii) course fee of supplementary general adult English course; (iii) education materials; and (iv) assessment of level of English proficiency.

The overseas training services are provided for customers who plan to take international standardized tests and/or study abroad. Such services mainly comprise international standardized test preparation courses, which is the key component, and overseas study services.

Students can attend general adult ELT courses and international standardized test preparation courses for predetermined course hours in a predetermined period of time. Supplementary general adult ELT courses can be attended without limit in such period of time. Generally, students are entitled to a short-term course trial period/trial courses which commence on the date the course begins or the date of contract signed. Refunds are provided to students if they decide not to participate in such course within the trial period/trial courses. In addition, we offer refunds amount to 70% of the uncompleted course fees to students who withdraw from such courses, provided attended classes are less than or equal to 30% of total course hours of such course at the time of withdrawal. No refund will be provided to students who have attended more than 30% of the total course hours the underlying course.

Each type of service/product included in the course fee is a separate unit of accounting, as each type has distinct nature with different patterns and measurements of transfer to the students. We estimate standalone selling prices of each service/product and recognizes them in different revenue recording methods.

For main general adult ELT courses/international standardized test preparation courses, revenues are recognized proportionately as the course hours are consumed. Students may not utilize all of their contracted rights within the service period. Such unutilized service treatments are referred to as breakage. An expected breakage amount is determined by historical experience and is recognized as revenue in proportion to the pattern of service utilized by the students.

For supplementary general adult ELT courses, revenues are recognized on a straight line basis over the entire main general adult ELT course period.

For education materials and assessments of level of English proficiency, revenues are recognized according to the accounting policy for sales of goods. See “— Sales of goods.”

Course fees received are initially recorded as financial liabilities from contracts with customers. During the trial period/trial courses, we recognize contract assets when revenues are recognized. After the completion of trial period/trial courses but before the completion of 30% of total course hours of such course, the contract assets are set off against the financial liabilities from contracts with customers, recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers, and nonrefundable amounts of course fee are transferred from financial liabilities from contracts with customers to deferred revenue. After the completion of 30% of total course hours of such course, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue.

Online ELT

We operate “Likeshuo” platform to offer online live streaming ELT courses. Students enrolled for online courses by using prepaid study cards. For courses offered on the “Likeshuo” platform, we typically allow refunds of the course fees for any undelivered course hours after deducting a platform operation charge associated with the delivering such courses online, provided that a student can apply for refund at any time during these courses.

The proceeds collected for the study cards are initially recorded as financial liabilities from contracts with customers. Revenues are generally recognized proportionately as the course/service hours are delivered.

Junior ELT

We offer junior ELT services under our “Meten” brand and “ABC” brand. Students attend the classroom-based training for predetermined course hours in a predetermined period of time.

We assess and consider a number of factors when determining the transaction price. In making such assessment, we consider price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered under our “Meten” brand, the refund policy is similar to our general adult ELT service. For courses offered under our “ABC” brand, customers are generally entitled to a refund that is proportionate to incomplete course hours after a deduction of RMB2,000 as early contract termination fee if such customer requests for a refund within 30 days upon the commencement of the course. No refund will be provided if a customer requests a refund after 30 days upon the commencement of the course. Course fee received are initially recorded as financial liabilities from contracts with customers. Within the 30-day trial period, recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers. After 30 days and upon the commencement of the course, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue. Revenues are generally recognized proportionately as the course hours are delivered.

Sales of goods

Sales of goods are primarily derived from (i) the sales of food and beverages at our self-operated learning centers; and (ii) the delivery of education materials and assessment report of level of English proficiency as included in the package of the general adult ELT. Revenue is recognized when the customer takes possession of and accepts the products.

Other English language-related services

Revenues from other English language-related services are primarily derived from franchised learning centers through which the franchisees are authorized to use our brands and are required to adopt our centralized management system. A one-time initial franchise fee and one-time design consulting fee or a one-time renewal franchise fee is received when we enter into or renew a franchise agreement. During the term of the franchise agreement, each franchised learning center are charged recurring monthly franchise fees based on an agreed percentage of its collected course and service fees and related individual course materials fees. The revenue of initial/renewal franchise fee is recognized on a straight-line basis over the franchise period. The revenue of the one-time design consulting fee is recognized when the consulting service is provided. The revenue of recurring franchise fee is recognized when the franchisee and we confirm and agree the calculation of the fee at the end of each month during the franchise period.

Lease

We adopted ASU No. 2016-02, “Leases” on January 1, 2019. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current and non-current lease liabilities on the Group’s consolidated balance sheets.

ROU lease assets represent our right to use an underlying asset for the lease term and lease obligations represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU assets also include initial direct costs incurred and any lease payments made to the lessor at or before the commencement date, minus any lease incentives received. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. We reduce the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, and our experience with operating loss and tax credit carryforwards, if any, not expiring.

In the financial statements, we recognize the impact of a tax position if that position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. Interest and penalties recognized related to an unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

Share-based compensation

Share-based compensation costs are measured at the grant date. The compensation expense in connection with the shares awarded to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the shares awarded to employees, the discounted cash flow pricing model has been applied.

Liquidity and Capital Resources

Our principal sources of liquidity have been from cash generated from operating activities. As of June 30, 2021 and 2022, we had RMB144.2 million and RMB26.5 million (US$3.9 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, and funds raised from financing activities. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

However, we may require additional cash resources due to the changing business conditions or other future developments, including any investment or acquisition we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and the VIEs and their subsidiaries and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through the subsidiaries and the VIEs. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries, the VIEs and their subsidiaries and learning centers. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

Under the applicable PRC laws and regulations, our PRC subsidiaries and learning centers are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands, except for percentages)
Summary Consolidated Cash flow Data:
Net cash used in operating activities	(152,993)	(135,206)	(20,185)
Net cash used in investing activities	(335)	(3,243)	(485)
Net cash generated from(used in) financing activities	205,251	(12,343)	(1,843)
Net increase (decrease) in cash and cash equivalents and restricted cash	51,923	(150,792)	(22,513)
Cash and cash equivalents and restricted cash at the beginning of year	100,473	177,244	26,462
Cash and cash equivalents and restricted cash at the end of year	152,396	26,452	3,949

Operating Activities

Net cash used in operating activities amounted to RMB153.0 million for the six months ended June 30, 2021. The difference between our net loss of RMB169.7 million and the net cash used in operating activities was primarily due to (i) depreciation and amortization of RMB21.1 million; (ii) amortization of operating lease right-of-use assets of RMB46.2 million; (iii) share-based compensation expenses of RMB38.4 million; (iv) impairment loss of goodwill of RMB6.0 million; (v) gain on disposal and closure of subsidiaries and branches of RMB5.5 million; and (vi) a decrease in prepayments and other current assets of RMB26.5 million, partially offset by (i) an increase in accounts receivable of RMB5.3 million; (ii) a decrease in deferred revenue of RMB13.8 million; (iii) a decrease in financial liabilities from contracts with customers of RMB54.4 million, and (iv) a decrease in operating lease liabilities of RMB55.5 million; and (v) a decrease in accrued expenses and other payables of RMB13.1 million. Operating lease liabilities decreased was mainly due to the closure of some learning centers and the withdrawal of a lease. Our accounts receivable relates to the franchise fees to be received from our franchised learning center, which increased for the six months ended June 30, 2021, because we received some students who were transferred from the franchise center. The decrease in financial liabilities from contracts with customers for the six months ended June 30, 2021, was mainly as a result of the decrease of gross billings due to the recurrence of the COVID-19 pandemic.

Net cash used in operating activities amounted to RMB135.2 million (US$20.2 million) for the six months ended June 30, 2022. The difference between our net loss of RMB2.0 million and the net cash used in operating activities was primarily due to (i) depreciation and amortization of RMB16.7 million (US$2.5 million); (ii) amortization of operating lease right-of-use assets of RMB10.8 million (US$1.6 million); (iii) share-based compensation expenses of RMB5.1 million (US$0.8 million); (iv) impairment loss of digital assets of RMB4.9 million (US$0.7 million); (v) gain on disposal and closure of subsidiaries and branches of RMB9.7 million (US$1.4 million); and (vi) an increase accrued expenses and other payables of RMB11.8 million (US$1.8 million), partially offset by (i) a decrease in deferred revenue of RMB50.3 million (US$7.5 million); (ii) a decrease in financial liabilities from contracts with customers of RMB70.1 million (US$10.5 million); (iii) an increase in digital assets of RMB10.9 million (US$1.6 million); (iv) a decrease in operating lease liabilities of RMB7.1 million (US$1.1 million); and (v) an increase in prepayments and other current assets of RMB27.6 million (US$4.1 million). Operating lease liabilities decreased mainly due to the closure of some learning centers and the withdrawal of a lease. The decrease in financial liabilities from contracts with customers for the six months ended June 30, 2022, was mainly as a result of the decrease of gross billings due to the recurrence of the COVID-19 pandemic.

Investing Activities

Net cash used in investing activities amounted to RMB0.3 million for the six months ended June 30, 2021. This was primarily attributable to (i) disposal of subsidiaries of RMB2.0 million, (ii) purchases of property and equipment of RMB1.5 million, and (iii) advances to related parties of RMB0.8 million, partially offset by our repayment of advances to related parties of RMB4.0 million.

Net cash used in investing activities amounted to RMB3.2 million (US$0.5 million) for the six months ended June 30, 2022. This was primarily attributable to (i) purchases of property and equipment of RMB63.5 million (US$9.5 million), and (ii) purchase of equity method investments of RMB12.2 million (US$1.8 million), partially offset by (i) proceeds from disposal of property and equipment of RMB72.5 million (US$10.8 million).

Financing Activities

Net cash generated from financing activities amounted to RMB205.3 million for the six months ended June 30, 2021. This was primarily attributable to (i) proceeds from recapitalization of RMB272.3 million, (ii) proceeds from bank loans of RMB27.0 million, and (iii) proceeds of advances from related parties of RMB108.0 million, partially offset by our (i) repayment of advances from related parties of RMB84.1 million, and (ii) repayment of bank loans of RMB117.9 million.

Net cash used in financing activities amounted to RMB12.3 million (US$1.8 million) for the six months ended June 30, 2022. This was primarily attributable to (i) repayment of bank loans of RMB6.0 million (US$0.9 million), (ii) repayment of advances from related parties of RMB8.2 million (US$1.2 million), partially offset by our (i) proceeds of advances from related parties of RMB1.8 million (US$0.3 million).

Capital Expenditures

Our capital expenditures amounted to RMB1.5 million and RMB511,000 (US$76,000) in the six months ended June 30, 2021 and 2022, respectively. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct a significant portion of our operations through our affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service and license fees paid to Zhuhai Meten and Zhuhai Likeshuo. As we invest in and expand our PRC operations in the future, each of Meten Education Investment Limited (“Meten BVI”), Likeshuo Education Investment Limited (“Likeshuo BVI”), Zhuhai Meten and Zhuhai Likeshuo will continue to rely on service and license fees from our affiliated entities and we will rely on dividends from Meten BVI and Likeshuo BVI, and Zhuhai Meten and Zhuhai Likeshuo for our cash needs. We may also reply on dividends from our subsidiaries, including Met Path investing holding company, Met Chain investing company Ltd., and Meten Block Chain LLC. Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Although we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Our revenue contribution primarily comes from our subsidiaries and the VIEs. Our operations are based in the PRC and the U.S. and all of our assets are located in the PRC or the U.S.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases” (“ASU 2016-02”) to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheets. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. We elected to recognize and measure leases existing at the beginning of the period of adoption through a cumulative–effect adjustment using a modified retrospective approach, with certain practical expedients available. We adopted the standard as of January 1, 2019 and applied the modified retrospective approach on this date by recording a cumulative-effect adjustment. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for Emerging Growth Company (“EGC”) for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years and effective for public companies excluding EGC and smaller reporting companies for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In January 2017, the FASB issued guidance which simplifies the current two-step goodwill impairment test by eliminating Step two of the test. The guidance requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. This guidance is effective for EGC for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years and effective for public companies excluding EGC and smaller reporting companies for fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for the interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of the adoption of this guidance on its financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Group beginning after December 15, 2019 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Group is not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Group is not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-03 (“ASU 2020-03”), Codification Improvements to Financial Instruments. ASU 2020-03 represents changes to clarify or improve the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. With regard to amendments related to Issue 1, Issue 2, Issue 4, and Issue 5, for public business entities, the amendments are effective upon issuance of this final Update, for all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. Early application is permitted. The Group is not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Group is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We, in cooperation with several third-party financing institutions (the “Loan Institutions”), offer tuition installment payment option to our students. Under this arrangement, the Loan Institutions remit the tuition fee to us for the borrowing students to complete their purchases of the courses. The interest expenses of the installment are born by the borrowing students who are obligated to repay the loans in pre-agreed installments over a period of six months to 24 months to the Loan Institutions. According to one of the arrangements we had with the Loan Institutions, we are obligated to repay 50% of the overdue amounts to the Loan Institution for any default in repayment by the borrowing students. The maximum amount of undiscounted payments we would have to make in the event of borrower default is nil as of June 30, 2021 and 2022. We consider the fair value of the guarantee not to be significant to our consolidated financial statements and do not recognize this as a liability based on the estimated fair value of the guarantee.

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.